Goldman Sachs & Co. LLC 200 West Street New York, NY 10282	SVB Leerink LLC 53 State Street, 40th Floor Boston, MA 02109	Evercore Group L.L.C. 55 E. 52nd St. New York, NY 10055

VIA EDGAR

January 4, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Joe McCann

Re:	Amylyx Pharmaceuticals, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-261703

Dear Messrs. Crawford and McCann:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 2,817 copies of the preliminary prospectus included in the above-named registration statement (the “Registration Statement”) were distributed during the period January 3, 2022 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Amylyx Pharmaceuticals, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on January 6, 2022, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that the Registration Statement be declared effective.

[Remainder of page intentionally left blank]

Very truly yours,

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director

By:	SVB LEERINK LLC

By:	/s/ Jon Civitarese
Name: Jon Civitarese
Title: Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Gloria Tang
Name: Gloria Tang
Title: Managing Director

[Signature Page to Acceleration Request Letter]